UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                       SEC File Number: 0-27295
                                    FORM 12b-25        CUSIP Number: 72702V 10 1

                           NOTIFICATION OF LATE FILING

(Check  One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
               [ ] Form N-SAR

     For  Period  Ended:  JUNE 30, 2001

     [ ]     Transition Report on Form  10-K
     [ ]     Transition Report on Form  20-F
     [ ]     Transition Report on Form  11-K
     [ ]     Transition Report on Form  10-Q
     [ ]     Transition Report on Form  N-SAR

     For  the  Transition  Period  Ended:

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  Read Instructions (on back page) Before Preparing Form, Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If  the  notification relates to a portion of the filing checked above, identify the  Item(s)  to  which  the  notification  relates:



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PART  I  -  REGISTRANT  INFORMATION


PLANET EARTH RECYCLING, INC.
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Full  Name  of  Registrant


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Former  Name  if  Applicable

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20436 FRASER HIGHWAY
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Address  of  Principal  Executive  Office  (Street  and  Number)

LANGLEY, BRITISH COLUMBIA  V3A 4G2  CANADA
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City,  State  and  Zip  Code


PART  II  -  RULES  12b-25(b)  and  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |   (a)  The  reasons  described  in reasonable detail in Part III of this
      |        form  could  not  be  eliminated  without  unreasonable effort or
      |        expense;
      |   (b)  The  subject annual report, semi-annual report, transition report
      |        on  Form  10-KSB, Form 20-F, 11K, Form N-SAR, or portion thereof,
[X]   |        will  be  filed on or before the fifteenth calendar day following
      |        the  prescribed  due  date;  or  the  subject quarterly report of
      |        transition  report on the Form 10-QSB, or portion thereof will be
      |        filed  on  or  before  the  fifth  calendar  day  following  the
      |        prescribed  due  date;  and
      |   (c)  The  accountant's  statement  or  other  exhibit required by Rule
      |        12b-25(c)  has  been  attached  is  applicable.

PART  III  -  NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

Our audit is not yet complete and cannot be completed by the required filing date of September 28, 2001 without unreasonable effort and expense. We anticipate filing our annual report within the fifteen-day extension period. Additional time is required to finalize the June 30, 2001 financial statements and the audit of those financial statements by our auditors and to complete our report on Form 10-KSB and the review of that report by our attorney and accountants.


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PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Derek Woolston                   (206)                    447-7000
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          (Name)                    (Area  Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no identify report(s).                                    [X] YES    [ ] NO

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(3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  [X] YES    [ ] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We cannot quantify the change in operating results for the year ended June 30, 2001, from the year ended June 30, 2000, at this time, as one of the unresolved audit issues concerns revenue recognition.



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                          PLANET EARTH RECYCLING, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          SEPTEMBER 28, 2001           By:  /S/  Rowland Wallenius
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                                                 Rowland Wallenius, President


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


------------------------------------ATTENTION-----------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).l
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 of 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.12(c) of the chapter).


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